SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-13750

Jilin Chemical Industrial Company Limited
(Translation of registrant’s name into English)
No. 9, Longtan Street
Longtan District
Jilin City, Jilin Province
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
Form 6-K
TABLE OF CONTENTS

PAGE
Signature	3

Translation of Jilin Chemical Industrial Company Limited Announcement, dated March 10, 2006 and published on March 14, 2006, of the Resolutions Adopted at the Extraordinary General Meeting	Exhibit

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

Date: March 14, 2006
	By:	/s/ Zhang Liyan

Name: Zhang Liyan
Title: Secretary to the Board of Directors